UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Natural Gas Services Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

63886Q109

(CUSIP Number)

Mill Road Capital III, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 089302103	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons. Mill Road Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 815,108
	8.	Shared Voting Power
	9.	Sole Dispositive Power 815,108
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 815,108
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 63886Q109	13D	Page 3 of 7 Pages

1.	Names of Reporting Persons Mill Road Capital III GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 815,108
	8.	Shared Voting Power
	9.	Sole Dispositive Power 815,108
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 815,108
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 63886Q109	13D	Page 4 of 7 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 815,108
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 815,108

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 815,108
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 63886Q109	Page 5 of 7 Pages

This Amendment No. 1 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Natural Gas Services Group, Inc., a Colorado corporation (the “Issuer”), filed by the Reporting Persons (as defined below) on January 4, 2021 (such joint statement, as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1.	The first paragraph of paragraph (a) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

This joint statement on Schedule 13D is being filed by Thomas E. Lynch, Mill Road Capital III GP LLC, a Cayman Islands limited liability company (the “GP”), and Mill Road Capital III, L.P., a Cayman Islands exempted limited partnership (the “Fund”). Each of the foregoing is referred to in this Schedule 13D as a “Reporting Person” and, collectively, as the “Reporting Persons.” Mr. Lynch, Justin C. Jacobs, Deven Petito and Eric Yanagi are the management committee directors of the GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.” The GP is the sole general partner of the Fund. Mr. Lynch has shared authority to vote and dispose of the shares of Common Stock reported in this Schedule 13D.

2.	Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 12,424,026 shares of the Common Stock issued and outstanding as of November 7, 2022 as reported in the most recent quarterly report of the Issuer on Form 10-Q for its fiscal quarter ended September 30, 2022. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of December 23, 2022, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 815,108 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock on behalf of the Fund, and Mr. Lynch has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP. Accordingly, each of the Reporting Persons beneficially owns 815,108 shares of Common Stock, or approximately 6.6% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 815,108 shares of Common Stock, or approximately 6.6% of the outstanding shares of Common Stock. None of Messrs. Jacobs, Petito and Yanagi have beneficial ownership of any shares of Common Stock.

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock during the period (the “Reporting Period”) from October 22, 2022 (the date 60 days prior to the filing of this Schedule 13D) to December 23, 2022:

CUSIP No. 63886Q109	Page 6 of 7 Pages

Date of Purchase	Shares Purchased (#)	Purchase Price per Share ($)
11/29/2022	6,880	10.8682
12/21/2022	102,369	10.9000

The above listed transactions were conducted in the ordinary course of business on the open market for cash, and the purchase prices do not reflect brokerage commissions paid.

In addition, during the Reporting Period, the Fund sold the standard American-style, exchange-traded put options described in Item 6, which is incorporated by reference into this Item 5(c).

3.	The first paragraph and following table of Item 6 of the Schedule 13D shall hereby be amended and restated in full as follows:

The table below lists the standard American-style, exchange-traded put options (“Put Options”) sold by the Fund during the Reporting Period, all of which are outstanding as of December 23, 2022. Each of the below listed transactions was conducted in the ordinary course of business on the open market for cash, and the sale prices do not reflect brokerage commissions paid.

Date of Sale	Value per Underlying Share at which Put Options were Sold ($)	Shares Underlying Put Options (100s)	Put Options’ Strike Price per Share ($)	Put Options’ Expiration Date
11/29/2022	1.6680	463	12.50	1/20/2023
11/29/2022	4.1000	2	15.00	4/21/2023
11/29/2022	4.2000	119	15.00	7/21/2023
12/1/2022	1.6000	200	12.50	1/20/2023
12/6/2022	1.6701	167	12.50	1/20/2023
12/6/2022	4.2000	14	15.00	4/21/2023
12/7/2022	4.2000	99	15.00	4/21/2023

4.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 63886Q109	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 23, 2022

MILL ROAD CAPITAL III, L.P.

By:	Mill Road Capital III GP LLC, its General Partner

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

MILL ROAD CAPITAL III GP LLC

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

THOMAS E. LYNCH

/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in-fact